UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2024

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Results of the Extraordinary General Meeting of Shareholders

On September 30, 2024, Rail Vision Ltd. (the “Company”) convened an annual and extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the shareholders of the Company approved each of the thirteen proposals brought before the Meeting in accordance with the majority required for each proposal.

At the Meeting, among other items, the Company’s shareholders approved an amendment of the Company’s Amended and Restated Articles of Association relating to the appointment of directors, including to establish a classified board of directors consisting of three classes of directors with staggered three-year terms of office. The foregoing description of the Amended and Restated Articles of Association, as amended, is qualified in its entirety by reference to the Amended and Restated Articles of Association filed as Exhibit 99.1 hereto and incorporated herein by reference.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-271068 and 333-272933) and Form S-8 (File Nos. 333-265968 and 333-281329), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Amended and Restated Articles of Association of Rail Vision Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: September 30, 2024	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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